CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 JAN -5 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2843/06/LTR

07020104

3 January 2007

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 21 December 2006 (*Proposed Sale of Property Unit at Residences @ Evelyn to Interested Person*); and
- 27 December 2006 (*Notification on New Subsidiaries and Associated Companies*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Dec-2006 17:39:32
Announcement No.	00056

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PROPOSED SALE OF PROPERTY UNIT AT RESIDENCES @ EVELYN TO INTERESTED PERSON
Description	Please refer to the attached file on the above matter.
Attachments:	CDL_Annc_IPT.pdf Total size = **17K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNIT AT RESIDENCES @ EVELYN

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sale of one unit (the "Unit") in the residential development known as Residences @ Evelyn to the following person who is an interested person of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Purchaser"):

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mdm Goh Chor Hiap, spouse of Mr Tang See Chim	#28-02 Residences @ Evelyn	$1,992,620.00 (nett after discount)	14%, being the aggregate of (a) the 12% discount offered to members of the public who purchase units in Residences @ Evelyn at the time of the grant of the Option to Purchase ("Public Discount"); and (b) the 2% preferential discount offered to Directors (including their spouses) of the Company under the Company's Preferential Discount Scheme for the purchase of units in the Company's developments.	Mr Tang is a Director of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sale of the Unit and has approved the proposed sale. The Audit Committee is of the view that the terms of the proposed sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Tang See Chim, being an Audit Committee member and Director of CDL, had abstained from the Audit Committee's and Board's review and approval of the proposed sale of the Unit.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

21 December 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Dec-2006 17:12:14
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiary and Associated Companies
Description	Please refer to the attached file on the above.
Attachments:	CDL_Announcement_27Dec2006.pdf Total size = **22K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW SUBSIDIARY AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) Singapura Developments (Private) Limited, a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Flair Win Investments Limited ("Flair Win").

Information relating to Flair Win is as follows:

Name of company	:	Flair Win Investments Limited
Date & country of incorporation	:	23 November 2006 British Virgin Islands
Issued share capital	:	US$1 comprising 1 share of US$1
Principal activity	:	Investment holding

(2) Flair Win has incorporated an associated company, K-EI Sun Investments Pte. Ltd. ("K-EI"), holding a 50% shareholding interest in K-EI. Information relating to K-EI is as follows:

Name of Company	:	K-EI Sun Investments Pte. Ltd.
Date & country of incorporation	:	12 December 2006 Singapore
Issued share capital	:	S$2
Principal activity	:	Investment holding

(3) K-EI has acquired 2 ordinary shares in City Sunshine Holdings Pte. Ltd. ("CSH"), representing the entire issued share capital of CSH, from Singapura Developments (Private) Limited, a wholly-owned subsidiary of the Company at a consideration of S$1 per ordinary share. The consideration for the shares was arrived at on a willing buyer willing seller basis. Following the aforesaid acquisition by K-EI, the CDL Group's shareholding interest in CSH has decreased from 100% to 50%.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 27 December 2006